NEWS RELEASE

PERPETUAL ENERGY INC. SELLS SHUT-IN GAS RESERVES FOR $40 MM

NO MATERIAL IMPACT ON FUNDS FLOW ANTICIPATED

Calgary, Alberta – November 18, 2010 (TSX - PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to announce it has, through a series of three transactions, closed the disposition of certain of its assets affected by the gas over bitumen shut-in issue in the Legend, Liege, Ells, Leismer and Corner areas of northeast Alberta and a minor undeveloped acreage position in west central Alberta, for combined gross proceeds of $40.0 million (the “Dispositions”). As part of the Disposition agreements, Perpetual will continue to receive the gas over bitumen financial solution royalty reductions related to the sold wells, although effective ownership of the natural gas reserves will be transferred to the buyers. As a result, Perpetual expects there will be no material impact on future funds flow as a result of the Dispositions.

Giving consideration to the Dispositions, Perpetual’s current net bank debt is estimated to be $190 million. Incorporating previously announced fourth quarter 2010 capital plans and estimated funds flow for the remainder of 2010, Perpetual expects to exit 2010 with ending net bank debt of approximately $200 million.

The Dispositions involve shut-in gas reserves in the Ells, Leismer and Corner areas which were the subject of an Alberta Energy Resources Conservation Board (“ERCB” or the “Board”) shut-in order in 2004 as well as shut-in gas reserves in the Legend area which were subject to an ERCB interim shut-in order in October 2009. In addition, the Dispositions also involve reserves with gas wells pending review for shut-in in the Liege area of northeast Alberta.  The buyers are also acquiring all of Perpetual’s interest in all of the facilities associated with the reserves at Legend and Liege, including roads, camps, airstrips, pipelines and all other infrastructure. At year end 2009, Perpetual’s independent reserve evaluation engineers, McDaniel and Associates Consultants Ltd., estimated the natural gas reserves related to the Dispositions, adjusted for 2010 production estimated to the closing dates, at 33.4 Bcf.

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the ERCB as a result of bitumen conservation decisions.  Such royalty reduction was prescribed for certain of the wells in the Ells, Leismer, Corner and Legend areas in 2004 and 2009 repsectively, concurrent with the shut-in decisions. Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. Perpetual currently receives a royalty reduction through the gas over bitumen financial solution with respect to gas shut-in at Leismer, Corner, Ells and Legend calculated based on a current deemed production of 9.7 MMcf/d.

At the request of bitumen rights owners in the vicinity of the Liege areas, an interim ERCB hearing is in process to consider the merits of shut-in requests in the Liege area.  The ERCB is expected to determine whether to issue a second interim shut-in order for the Liege field in February 2011, and assuming the Liege production will be subject to such an order, the Corporation expects to begin to receive additional financial solution for approximately 5.7 MMcf/d of additional gas over bitumen deemed production in accordance with the royalty regulations at that time.

In combination, Perpetual anticipates it will receive initial royalty reductions calculated on 15.4 MMcf/d of deemed production. Giving consideration to the gas over bitumen financial solution, the Dispositions are expected to have no material impact on the value of Perpetual’s anticipated future funds flow. As per the terms of the royalty regulations, the deemed production used to calculate the royalty reduction will decline at 10 percent per annum for the remainder of the initial ten year term from the date of shut-in.

Giving effect to the Dispositions, Perpetual has 27.9 Bcf of additional shut-in gas over bitumen reserves remaining in its asset base. The Company continues to monitor technical solutions to bring this shut-in gas back on production and is committed to work with bitumen owners to align interests to maximize the recovery of both the bitumen and gas resources within the region of shut-in gas pools.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding estimated production, commodity prices, funds flow, and reserves; estimated impact of the Disposition on funds flow; estimated present and year-end bank debt; shut-in status of certain wells; and expected additional royalty reductions and their basis. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Paramount Energy Trust’s MD&A for the year ended December 31, 2009.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor